BEST AVAILABLE COPY

FEB. 28. 2005 6:36PM FAULKNER & THOM NO. 437 P. 3



05043117

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NO.
8-51278

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SYNERGY INVESTMENT GROUP, LLC

Official Use Only
FIRM ID. NO.
46035

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

1660 DALE EARNHARDT BOULEVARD
(No. and Street)

KANNAPOLIS (City) NORTH CAROLINA (State) 28083 (Zip code)



PROCESSED
APR 29 2005
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

TIMOTHY J. BAIN (704) 938-2010
(Area Code-Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name-if individual, state, last, first, middle name)

FAULKNER AND THOMPSON, PA

226 NORTHPARK DRIVE, #110	ROCK HILL	SC	29730
(ADDRESS) Number and Street	City	State	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in U.S. or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Oath or Affirmation

I, Timothy J. Bain, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Synergy Investment Group, LLC, as of December 31, 2004, are true and correct.

Signature

Financial Operations Principal
Title

Subscribed and sworn to before me this
28th day of February, 2005

Notary Public


OFFICIAL SEAL
Notary Public North Carolina
MECKLENBURG COUNTY
YVETTE L. FULLER
My Commission Expires September 22, 2007.

This report * contains (check all applicable boxes):

X (a) Facing page.

X (b) Statement of Financial Condition.

X (c) Statement of Income.

X (d) Statement of Cash Flows.

X (e) Statement of Changes in Member's Equity.

___ (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.

X (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.

___ (h) Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3.

___ (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers under Rule 15c3-3.

___ (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3.

___ (k) A reconciliation between the audited and unaudited Consolidated Statements of Financial Condition with respect to methods of consolidation.

X (l) An oath or affirmation.

___ (m) A copy of the SIPC supplemental report.

___ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Independent Auditors' Report on Internal Accounting Control.

___ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

* *For conditions of confidential treatment of certain portions of this filing, see Section 240.17a5(e)(3).*

SYNERGY INVESTMENT GROUP, LLC

(A Limited Liability Company)

REPORT ON AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

As of and for the year ended
December 31, 2004

Securities and Exchange Commission

Washington, D.C. 20549

Annual Audit Report

For the year January 1, 2004 to December 31, 2004

Synergy Investment Group, LLC

(Name of Respondent)

1660 Dale Earnhardt Boulevard
Kannapolis, North Carolina 28083

(Address of Principal Executive Officer)

Timothy J. Bain

Synergy Investment Group, LLC
1660 Dale Earnhardt Boulevard
Kannapolis, North Carolina 28083

(Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission)

SYNERGY INVESTMENT GROUP, LLC
REPORT ON AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

TABLE OF CONTENTS

FAULKNER AND THOMPSON, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

226 NORTHPARK DRIVE, SUITE 110
POST OFFICE BOX 2456
ROCK HILL, SOUTH CAROLINA 29732-4456
TELEPHONE: 803 324-3160
FACSIMILE: 803 324-2767

ROBERT E. FAULKNER
T. DALE THOMPSON
BRAD F. NEFF

CERTIFIED IN S.C. AND N.C.

NORTH CAROLINA OFFICE:

10800 SIKES PLACE, SUITE 300
CHARLOTTE, NORTH CAROLINA 28277
TELEPHONE: 704 541-6180
FACSIMILE: 704 846-8103

REPORT OF INDEPENDENT AUDITORS

The Manager and Member
Synergy Investment Group, LLC

We have audited the accompanying statement of financial condition of Synergy Investment Group, LLC as of December 31, 2004, and the related statements of income, changes in member's equity and cash flows for the year then ended pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Synergy Investment Group, LLC as of December 31, 2004 and the results of its operations and cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Faulkner and Thompson, P.A.

February 18, 2005

SYNERGY INVESTMENT GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

ASSETS		
Cash and cash equivalents	$	310,559
Deposits with clearing organizations and others		154,744
Receivables from clearing organizations		379,679
Receivables from broker-dealers, net of allowance for uncollectible accounts of $65,000		129,068
Other receivables		4,000
Receivable from related parties		104,486
Prepaid expenses		39,474
Furniture, equipment and leasehold improvements, net of accumulated depreciation		7,723
Total assets	$	1,129,733

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Payables to broker-dealers	$	429,718
Accounts payable, accrued expenses and other liabilities		99,268
Total liabilities		528,986
MEMBER'S EQUITY		600,747
Total liabilities and member's equity	$	1,129,733

The accompanying notes are an integral part of these financial statements.

SYNERGY INVESTMENT GROUP, LLC
STATEMENT OF INCOME
For the year ended December 31, 2004

REVENUE	
Commission and related income	$ 9,148,926
Investment advisory fees	101,141
Total revenue	9,250,067
OPERATING EXPENSES	
Commission, employee compensation and benefits	7,028,157
Clearing and execution	981,568
Professional fees	581,400
Bad debt	143,233
License and registration	126,904
Insurance	125,646
Advertising and promotion	90,389
Other expenses	76,758
Rent and occupancy	57,689
Telephone and communications	10,748
Depreciation	7,965
Office expense	4,921
Total operating expenses	9,235,378
Net income	$ 14,689

The accompanying notes are an integral part of these financial statements.

SYNERGY INVESTMENT GROUP, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the year ended December 31, 2004

MEMBER'S EQUITY, BEGINNING OF YEAR	$	586,058
Net income		14,689
MEMBER'S EQUITY, END OF YEAR	$	600,747

The accompanying notes are an integral part of these financial statements.

SYNERGY INVESTMENT GROUP, LLC
STATEMENT OF CASH FLOWS
For the year ended December 31, 2004

CASH FLOW FROM OPERATING ACTIVITIES	
Net income	$ 14,689
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation and amortization	7,965
Loss on disposal	1,298
Increase in deposits with clearing organizations	(16,911)
Increase in receivables from clearing organizations	(128,781)
Increase in other receivables	(24,458)
Increase in prepaid expenses	(9,737)
Decrease in receivable from related parties	72,674
Increase in payables	239,085
Net cash provided by operating activities	155,824
CASH FLOW FROM INVESTING ACTIVITIES	
Purchase of furniture and equipment	(2,854)
Net cash used for investing activities	(2,854)
Increase in cash	152,970
CASH, BEGINNING OF YEAR	157,589
CASH, END OF YEAR	$ 310,559

The accompanying notes are an integral part of these financial statements.

SYNERGY INVESTMENT GROUP, LLC
NOTES TO FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Synergy Investment Group, LLC (*Company*) is registered as a broker-dealer with the Securities and Exchange Commission (*SEC*) and is a member of the National Association of Securities Dealers, Inc. (*NASD*). The Company was formed on June 24, 1998 as a North Carolina Limited Liability Company and received its broker-dealer status June 25, 1999. As a limited liability company, members have limited liability for certain acts. The Company's charter will terminate in the year 2099. The Company has offices in the southeastern United States and throughout other areas in the United States. The Company's primary source of revenue is derived from providing brokerage services and electronic trading facilities to customers who are predominantly middle and upper income individuals and small and middle-market businesses. The Company clears all of its customer transactions through other broker-dealers on a fully disclosed basis.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers highly liquid investments with original maturities of less than ninety days to be cash equivalents. At December 31, 2004, $154,744 of the Company's cash balance was on deposit at a clearing broker and was therefore restricted. This amount is not considered a cash equivalent.

Securities Transactions

Securities transactions, commission revenue and commission expenses are recorded on a trade-date basis. Unrealized gains and losses on securities transactions, if any, are included in riskless principal transactions in the statement of operations. Marketable securities are recorded at market value.

Receivables from Brokers or Dealers

Receivables from brokers or dealers are reported at the amount management expects to collect on balances outstanding at year-end. Management closely monitors outstanding balances and writes off all balances when amounts are deemed uncollectible.

Furniture, Equipment and Leasehold Improvements

Furniture and equipment is recorded at cost. Minor additions and renewals are expensed in the year incurred. Major additions and renewals are capitalized and depreciated using the straight-line method over the estimated useful lives of the related assets, which range from three to forty years. Leasehold improvements are amortized over the lesser of their economic useful lives or the expected term of the related lease.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Investment Advisory Income

Investment advisory fees are received in advance on a quarterly basis but are recognized as earned.

SYNERGY INVESTMENT GROUP, LLC
NOTES TO FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 – FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Furniture, equipment and leasehold improvements consisted of the following at December 31, 2004:

Computer and office equipment	$	70,784
Computer software		1,210
Furniture and fixtures		6,602
Leasehold improvements		3,299
		81,895
Less: Accumulated depreciation		74,172
	$	7,723

Depreciation for the year ended December 31, 2004 was $7,965.

NOTE 4 – INCOME TAXES

The Company, as a limited liability company under the Internal Revenue Code and applicable state statutes, has elected to be treated as a partnership for income tax purposes. Any income or loss of the Company flows through to the member to be taxed at the member's respective rates. Accordingly, no provision has been made for federal or state income taxes in the accompanying financial statements.

NOTE 5 – RELATED PARTY TRANSACTIONS

During the year ended December 31, 2004, the Company paid approximately $80,000 for certain employee-related costs and other operational costs of related parties.

During 2004, the Company's managing member paid rent totaling $57,689 for the benefit of Synergy Investment Group, LLC, of which approximately $18,000 was paid directly to a related party of the Company.

The Company paid a management fee of $394,500 to its managing member during 2004.

During the year ended December 31, 2004, the Company wrote-off approximately $69,000 of receivables due from related parties. At December 31, 2004, receivables from related parties amounted to $104,486, of which $97,474 was due from the Company's managing member and $7,012 from its affiliated companies.

SYNERGY INVESTMENT GROUP, LLC
NOTES TO FINANCIAL STATEMENTS

NOTE 6 – CONTINGENCIES AND COMMITMENTS

Management has funded the operations of the Company primarily from capital provided by the parent company. Ongoing operations of the Company are contingent upon the parent company's ability to maintain this equity infusion.

In some instances, the Company can be held liable for trades that have not been closed by certain company representatives. However, management believes the likelihood of such an occurrence is remote and accordingly, no provision has been recorded in these financial statements.

The Company is a defendant in lawsuits incidental to its securities business. Management of the Company, after consultation with outside legal counsel, believes that except for the following, the resolution of these lawsuits will not have a material adverse effect on the Company's financial position. The Company is defendant in a legal proceeding subject to arbitration by the NASD. An accrual of $50,000 has been included in the financial statements based upon management's estimate of the outcome of this matter.

NOTE 7 – CONCENTRATIONS OF CREDIT RISK

The Company does not carry accounts for customers or perform custodial functions related to customers' securities. The Company introduces all of its customer transactions, which are not reflected in these financial statements, to its clearing broker, who maintains the customer accounts and clears the customer transactions. Additionally, this clearing broker provides the clearing and depository operations for the Company's proprietary securities transactions. These activities may expose the Company to off-balance-sheet risk in the event that the customers do not fulfill their obligations with the clearing broker, as the Company has agreed to indemnify the clearing broker for any resulting losses.

The Company performs ongoing credit evaluations of its customers' financial condition as part of the lending process. No single customer accounts for greater than one percent of total revenue.

The Company's cash consists primarily of funds in money market accounts and time deposits. At certain times the Company has cash balances in excess of federally insured limits. Concentration of credit risk with respect to cash is limited due to the fact the Company restricts investing cash to only highly rated financial institutions.

NOTE 8 – RETIREMENT PLAN

The Company implemented a Simple IRA Plan for the benefit of its employees. The Plan requires the Company to make a matching contribution equal to the salary reduction contribution of each eligible employee, up to a maximum of three percent of the eligible employee's compensation. The Company contributed approximately $20,300 to the Plan for the year ended December 31, 2004.

NOTE 10 – FUNDING FROM PARENT COMPANY

The Company is wholly owned by Vision Trek, LLC. Vision Trek, LLC has attracted investment capital to fund company operations. During the year ended December 31, 2004, no funding was received.

NOTE 11 – NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital (both as defined) not exceed 15 to 1.

At December 31, 2004, the Company had net capital (as defined) of $315,996, which exceeded the minimum net capital requirements by $280,730. The Company's ratio of aggregate indebtedness to net capital was 1.67 to 1 at December 31, 2004.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2004

SYNERGY INVESTMENT GROUP, LLC
SCHEDULE I – COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2004

Net Capital		
Total member's equity	$	600,747
Deductions and/or charges:		
Nonallowable assets:		
Receivables from related parties		(104,486)
Furniture, equipment and leasehold improvements, net		(7,723)
Other assets		(172,542)
Net capital	$	315,996
Aggregate Indebtedness		
Items included in the statement of financial condition:		
Payables to broker-dealers	$	429,718
Accounts payable, accrued expenses and other liabilities		99,268
Aggregate indebtedness	$	528,986
Computation of Basic Net Capital Requirements		
6-2/3% of aggregate indebtedness	$	35,266
Minimum Net Capital Requirement	$	30,000
Net Capital Requirement	$	35,266
Excess Net Capital	$	280,730
Percentage of Aggregate Indebtedness to Net Capital		167 %
Excess Net Capital at 1000%	$	263,097
Reconciliation with Company's Computation (included in Part II *of Form X-17A-5 as of December 31, 2004)*		
Net capital as reported in Company's Part II (unaudited) FOCUS Report	$	360,222
Audit adjustments related to cash		10,598
Audit adjustments to reduce payables		6,567
Audit adjustments related to furniture, equipment and leasehold improvements		(3,645)
Difference due to offsetting liability accounts against related asset accounts		(37,842)
Other audit adjustments		(19,904)
Net capital per above	$	315,996

FAULKNER AND THOMPSON, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT E. FAULKNER
T. DALE THOMPSON
BRAD F. NEFF

CERTIFIED IN S.C. AND N.C.

226 NORTHPARK DRIVE, SUITE 110
POST OFFICE BOX 2456
ROCK HILL, SOUTH CAROLINA 29732-4456
TELEPHONE: 803 324-3160
FACSIMILE: 803 324-2767

NORTH CAROLINA OFFICE:

10800 SIKES PLACE, SUITE 300
CHARLOTTE, NORTH CAROLINA 28277
TELEPHONE: 704 541-6180
FACSIMILE: 704 846-3103

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Manager and Member
Synergy Investment Group, LLC

In planning and performing our audit of the financial statements and supplemental schedule of Synergy Investment Group, LLC ("the Company"), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons;

2. Recordation of differences required by Rule 17a-13; and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projections of any evaluation of internal control to future periods are subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the managing member, management, the SEC, the NASD and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Faulkner and Thompson, P.A.

February 18, 2005